

Mailstop 3233

February 13, 2018

Mr. Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
1108 S. #107 Baldwin Ave.
Arcadia, CA 91007

> **Re: Asia Training Institute US, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2016**
> **Filed December 14, 2017**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2016**
> **Filed February 7, 2018**
> **File No. 333-210847**

Dear Mr. Lin:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Kristi Marrone

                            Kristi Marrone
                            Staff Accountant
                            Office of Real Estate and
                              Commodities